UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. March 28, 2016.- Sociedad Química y Minera de Chile S.A. (“SQM”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) is pleased to announce a definitive agreement to enter into a 50/50 joint venture with Lithium Americas Corp. (“Lithium Americas” or “LAC”) (TSX: WLC; OTCQX: WLCDF) to develop the Caucharí-Olaroz lithium project in Argentina.

This joint venture went into effect following a capital contribution of US$25 million by SQM in exchange for a 50% ownership stake in Minera Exar, a wholly owned subsidiary of LAC. This amount includes US$15 million to cover intercompany loans between Minera Exar and LAC; the remaining US$10 million will be allocated to project development. SQM and LAC intend to immediately advance a work and engineering plan, which contemplates completion of an updated definitive feasibility study based on an existing study for Caucharí that was completed by Minera Exar in 2012. The updated study will evaluate economic feasibility for a project with a nameplate production capacity of approximately 40,000 metric tons per year of lithium carbonate equivalent. Depending on the results of the study, the project may be executed in stages.

SQM estimated that global demand for lithium chemicals totaled approximately 150,000 metric tons of lithium carbonate equivalent in 2015, and the Company expects demand growth of approximately 10% in 2016. Sales of lithium and lithium derivatives from SQM’s existing operation in Chile accounted for 13% of revenues in 2015.

Patricio de Solminihac, Chief Executive Officer of SQM, commented, “SQM is committed to the lithium business, both in Chile and abroad. The Salar de Caucharí is a great complement to our existing lithium operations in Chile, and it is located just a few hundred kilometers from the Salar de Atacama. We expect to have similar production processes at both sites, and as a result we should benefit from operating synergies.”

He continued by saying, “We are confident that this joint venture will generate value for our shareholders. We believe that SQM’s years of experience in the lithium business, and our vast distribution network, combined with LAC’s knowledge of the Salar de Caucharí and its stakeholders, will prove to be key advantages that will contribute to the success of this project.”

Tom Hodgson, Chief Executive Officer of LAC, commented, "SQM is the world leader in lithium production with decades of development and operating experience and a strong team of technical and commercial talent. It also has a track record of success as partners in many global joint ventures. One of the principal objectives of the joint venture is to leverage the technical experience of SQM to materially de-risk the development of Caucharí and to successfully advance a project to bring new supply to the market on a timely basis. Lithium plays an important strategic role in the energy revolution and it is critical that our industry respond by delivering more supply to meet increasing demand."

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About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

 Date: March 28, 2016

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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